

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 11, 2015

<u>Via E-Mail</u>
Steve Helm
Chief Executive Officer/President
Brightlane Corp.
3270 Sul Ross
Houston, TX 77098

> **Re: Brightlane Corp.**
> **Form PRE 14C**
> **Filed November 23, 2015**
> **File No. 000-54027**

Dear Mr. Helm:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Pursuant to the Form 8-K filed on September 25, 2015 and the disclosure in your preliminary information statement, it appears that you have taken all of the actions approved by the shareholder consent. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Because the company name change, the authorized share increase and authorization of preferred shares have taken place, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C. Please provide us with the draft disclosure for our review.

2. Please identify the natural person with voting and dispositive control over the shares attributed to Brightlane Acquisition Corp.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Simon Kogan, Esq.